INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	July 13, 2017

Invictus MD Provides a Corporate Update on AB
Laboratories Inc. and AB Ventures Inc.

Vancouver, BC, July 13, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) is pleased to provide an update that its licensed production facility under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), AB Laboratories Inc. (“AB Labs”) located in Hamilton, Ontario, utilizing a multi-room indoor perpetual growing methodology, completed its first harvest four weeks ago, with the second harvest occurring this week. The company anticipates a harvest to take place approximately monthly going forward. The first two crops consisted of a number of batches of strain offerings with varying THC/CBD concentrations.

AB Ventures Inc. (“AB Ventures”), an incorporated company formed to develop a second licensed expansion facility through its common ownership with AB Labs, is forging ahead with planning its Phase 1 expansion which initially includes the development of two 21,000 square foot, multiple room production facilities. AB Ventures is planning to construct additional production facilities on its 100 acres of land totaling 100,000 square feet. Building plans have been completed and a development advisor has been engaged to provide guidance at the pre-consultation stage towards its site plan approval.

Invictus MD has committed to invest $5.5 million, which will be used to fund the costs of licensing approval under the ACMPR, and constructing the initial 42,000 square foot production facilities. Plans to construct production facilities totaling 100,000 square feet are anticipated to be completed by 2019. Assuming AB Ventures obtains a license to produce the proposed facility, this will provide additional production capacity for the growing medical and future recreational demand. If market demand necessitates further production capacity and additional cultivation space is needed, the company has 100 acres on the current property where multiple 21,000 square-foot additions can be made.

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INVICTUS MD Canada’s Cannabis Company

Dan Kriznic, currently Executive Chairman will assume responsibilities as Chairman and CEO for Invictus MD and Trevor Dixon will assume responsibilities as President and CEO of Acreage Pharms Ltd. to facilitate the further expansion of that production site while achieving increased operational efficiencies.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR, including its wholly owned subsidiary Acreage Pharms Ltd., as well as its investment in the fully licensed facility AB Laboratories Inc.; and Fertilizer and Nutrients through Future Harvest Development Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Executive Chairman

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

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INVICTUS MD Canada’s Cannabis Company

Cautionary Note Regarding Forward-Looking Statements: Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; and the plans for completion of the Offering, expected use of proceeds and business objectives. In certain cases, Forward-Looking Information can be identified by the use of words and phrases such as "anticipates", "expects", "understanding", "has agreed to" or variations of such words and phrases or statements that certain actions, events or results "would", "occur" or "be achieved". Although Invictus has attempted to identify important factors that could affect Invictus and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended, including, without limitation, the risks and uncertainties related to the Offering not being completed in the event that the conditions precedent thereto are not satisfied. In making the forward-looking statements in this news release, Invictus has applied several material assumptions, including the assumptions that (1) the conditions precedent to completion of the Offering will be fulfilled so as to permit the Offering to be completed on or about June 1, 2017; (2) all necessary approvals will be obtained in a timely manner and on acceptable terms; and (3) general business and economic conditions will not change in a materially adverse manner. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Invictus does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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